22003234

SECURITIE

Washington, D.C. 20549

OMB APPROVAL
Number: 3235-0123
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SEC FILE NUMBER
8-68006

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: De sta Capital Investmen ts LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

443 N Wilson Avenue
(No. and Street)

Bozeman	MT	59715
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dominic Martellaro	925-736-8450	dominic.martellaro@destracapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

2601 Cambridge Court	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

10/20/2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 14th day of February, 2022, by Dominic Amortellaro, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

HITEN PATEL
COMM. # 2301463
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
SEPTEMBER 10, 2023
JAS1 JAS1

(Seal) Signature [signature]

OATH OR AFFIRMATION

I, Dominic Martellaro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Destra Capital Investments, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE THE ATTACHED FROM NOTARY PUBLIC

Signature: [signature]

Title: CEO

[signature] 2-14-22

Notary Public

HITEN PATEL
COMM. # 2301463
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
SEPTEMBER 10, 2023
JAS1 JAS1

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Destra Capital Investments LLC
Financial Statements and Supplemental Schedules
For the year ended December 31, 2021

Destra Capital Investments LLC

Table of Contents

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Destra Capital Investments LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Destra Capital Investments LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Destra Capital Investments LLC as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Destra Capital Investments LLC's management. Our responsibility is to express an opinion on Destra Capital Investments LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Destra Capital Investments LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and the Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Destra Capital Investments LLC's financial statements. The supplemental information is the responsibility of Destra Capital Investments LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Destra Capital Investments LLC's auditor since 2017.
Auburn Hills, Michigan
February 28, 2022

Destra Capital Investments LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	706,279
Commissions and distribution fees receivable		67,884
Prepaid expenses		89,347
Securities		34,230
Total assets	$	897,740

Liabilities and Member's Equity

Commissions payable	$	83,686
Accounts payable and accrued expenses		84,416
Due to Parent		394,244
Total liabilities		562,346
Member's equity		335,394
Total liabilities and member's equity	$	897,740

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Operations
For the year ended December 31, 2021

Revenues:	
Management fee	$ 631,224
Distribution fees	350,982
Servicing	217,021
Marketing fee	32,000
Commissions	26,517
Total revenue	1,257,744
Expenses:	
Commissions	573,895
Salaries and employee costs	244,046
Professional fees	184,618
Fund expenses	275,209
Regulatory	56,277
Travel & entertainment	20,203
Information technology	18,167
Occupancy	7,461
Insurance	9,401
General & administrative	9,587
Other	19,597
Total expenses	1,418,461
Net loss	$ (160,717)

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2021

Member's equity at January 1, 2021	$	396,111
Contributions		100,000
Net loss		(160,717)
Member's equity at December 31, 2021	$	335,394

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Cash Flows
For the year ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(160,717)
Unrealized loss on securities		3,333
Realized gain on securities		(3,188)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in assets:		
Commissions and distribution fees receivable receivable		29,722
Prepaid expenses		(20,037)
(Decrease) increase in liabilities:		
Commissions payable		(16,168)
Other accrued expenses		33,409
Due to parent		116,038
Net cash used in operating activities		(17,608)
Cash flows from financing activities:		
Contributions		100,000
Net cash provided by financing activities		100,000
Net increase in cash		82,392
Cash at beginning of the year		623,887
Cash at end of year	$	706,279

See Notes to Financial Statements

1. Organization and Nature of Business

Destra Capital Investments LLC (the Company) is a wholly owned subsidiary of Destra Capital Management LLC (the Parent) and was formed on August 8, 2008. The Company is organized as a Delaware limited liability company. The first capital contribution was made in December 2010, from its sole member. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulation Authority, Inc. (FINRA), effective March 2011. The Company is registered with FINRA in all 50 states.

The Company acts as the distributor for the Destra Funds and the Meridian Funds (the Funds).

The primary business of the Company is to perform a wholesale distribution function for the Funds by introducing investment company shares to registered broker-dealer representatives. The Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries.

The Company also acted as sponsor and depositor for various unit investment trust portfolios. Additionally, the Company participates in the marketing and distribution of closed end funds.

The Company is a limited business broker dealer and therefore is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(2)(i) and (ii) of the Securities and Exchange Commission and is exempt from including Information Relating to the Possession or Control Requirements under Rule 15c3-3.

2. Significant Accounting Policies

Basis of Accounting and Presentation

The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Income Taxes

The Company is organized as a limited liability company and is a disregarded entity for Federal income tax purposes as a single member LLC. Further, the Parent is organized as a limited liability company and it is intended to be treated as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of Federal and state income taxes on the Parent's earnings will be the responsibility of its members, rather than that of the Parent. Management has reviewed the Company's tax positions for all open tax years, which include 2018 through 2021, and concluded that as of December 31, 2021, the Company does not have a liability for any unrecognized tax amounts. To the extent the Company incurs interest or penalties, they are included within other expenses in the statement of operations. There were no interest or penalties incurred during the year ended December 31, 2021.

2. Significant Accounting Policies (continued)

Revenues

Distribution fees consist of fees received by the Company for acting as sponsor and depositor for a unit investments trust portfolio and for the marketing and distribution of closed end funds. Net revenue from the closed end fund and unit investment trust sales includes sales fees, as well as creation and development fees. These fees are recorded net of concessions paid to selling broker-dealers at the time of sale. Sales fees are computed on a per unit basis and the creation and development fees are computed as a percentage of trust assets.

Distribution fees also include Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of mutual fund shares. Distribution fees are recognized over the life of the contract based on the market values of assets under management, which are determined monthly. The performance obligations are satisfied over the course of the contract as the customer simultaneously receives and consumes the benefits provided.

Commission revenue is commissions received from the sale of mutual fund shares and is recognized on trade date. Management believes the Company is entitled to commission revenue upon performing all contracted services for its customers, which is deemed to be on the trade date as that is the point in time in which a customer acquires the economic benefit of a security.

Servicing revenue consists of fees earned for facilitating the sale of shares of funds. These fees are based on the up-front commissions advanced by the Company to selling brokers and are paid on a monthly basis. The performance obligations are satisfied over the course of the contract as the funds simultaneously receive and consume the benefits provided.

Other revenues include sub-distributor fees which are paid to the Company for selling a fund. These fees are based on the sales of the fund and are paid on a weekly basis. Reimbursements for the costs of distributing this fund are also included in other revenues. In addition, the Company was reimbursed from a fund for expenses incurred in the sales of that fund.

The Company also has revenue under a management services agreement with Destra Capital Advisors, LLC, an affiliate related through common ownership.

Securities

Securities represent the Company's investments in mutual funds advised by Destra Capital Advisors, LLC, an affiliate of the Company, and are recorded on a trade date basis. The securities are classified as trading securities and are carried at fair value and based upon their published net asset value at the close of business on December 31, 2021.

Use of Estimates in the Preparation of Financial Statements

The financial statements and related notes are prepared in accordance with US GAAP which require the use of estimates and assumptions related to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Management believes that the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Leases

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight -line basis over the lease term. All leases have a term of 12 months or less, so no ROU asset or lease liability is recognized.

3. Related Party Transactions

Expenses of the Company are paid by the Parent and shared costs are allocated based upon a management services agreement. These expenses are either direct expenses of the Company or an allocated portion of expenses shared with the Parent (rent, utilities, office services etc.). Direct and allocated expenses of the Company are included in the statement of operations. During 2021, $735,550 of expenses were allocated from the Parent to the Company. At December 31, 2021, the Company owed the Parent $394,244 as a result of the difference between expense allocations and reimbursements.

The Company has a management services agreement with a Destra Capital Advisors, LLC, an entity related through common ownership. During the year ended December 31, 2021, the Company recognized $629,470 of fees as a result of this agreement.

4. Regulatory and Net Capital Requirements

As a broker-dealer the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $100,000 at December 31, 2021 and requires that the ratio of "aggregate indebtedness" to "net capital" as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2021 the Company's net capital was $180,209 which was $80,209 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was 3.12 to 1.

5. Fair Value Measurement

In accordance with *Financial Accounting Standards Board's Accounting Codification*, Section 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), the Company utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. Level 1 valuations are those based on observable inputs such as quoted prices in active markets. Level 2 valuations are those based upon inputs other than the quoted prices in active markets that are observable either directly or indirectly. Level 3 valuations are those based upon unobservable inputs in which there is little or no market data and require the reporting entity to develop its own assumptions. At December 31, 2021 securities of $34,230 consisted of an investment in a mutual fund advised by Destra Capital Advisers LLC, an affiliate of the Company. The mutual fund invests primarily in equity securities and is classified as Level 1 securities.

The Investment in mutual funds is stated at fair value based on published net asset values of shares owned by the Company.

6. Concentration of Credit Risk

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (the FDIC) up to $250,000 per depositor, per bank. At times, the Company had cash balances that exceeded the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

7. Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2021, and through the date of this report there were no such claims.

8. Subsequent Events

The Company has evaluated the need for disclosures and adjustments resulting from subsequent events through February 28, 2022, the date the financial statements were issued. This evaluation did not result in any significant events that necessitated any disclosures or adjustments to the financial statements.

Schedule I

Destra Capital Investments LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2021

Computation of net capital:	
Total member's equity	$ 335,394
Deduct:	
Nonallowable assets:	
Commissions and distribution fees	55,697
Prepaid expenses	89,347
Haircuts on securities positions	10,141
Total deductions	155,185
Net capital	180,209
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	37,490
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement	100,000
Net capital in excess of requirement	$ 80,209
Aggregate indebtedness - accounts payable and other liabilities	$ 562,346
Ratio of aggregate indebtedness to net capital	3.12

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2021.

Destra Capital Investments LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2021

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2)(i) and (k)(2)(ii).

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Destra Capital Investments LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Destra Capital Investments LLC identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which Destra Capital Investments LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) Destra Capital Investments LLC stated that Destra Capital Investments LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Destra Capital Investments LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Destra Capital Investments LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 28, 2022

Destra Capital Investment LLC's
Exemption Report

Destra Capital Investments LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

____
Destra Capital Investments LLC

I, Dominic Martellaro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________________
Dominic Martellaro, Principal

February 28, 2022